THE RBB FUND, INC.

Bellevue Corporate Center

103 Bellevue Parkway

Wilmington, Delaware 19809

June 17, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”)/Preliminary Proxy Materials
(1933 Act Registration No. 33-20827) (1940 Act Registration No. 811-5518)

Ladies and Gentlemen:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Materials for the Perimeter Small Cap Growth Fund (the “Preliminary Proxy”).  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the Preliminary Proxy may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Preliminary Proxy.  The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The RBB Fund, Inc.

By:	/s/ Salvatore Faia
Salvatore Faia
President